FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: January 2, 2009	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Closes Private Placement

Updates Timing of Transaction with IAMGOLD

January 2, 2009 - Orezone Resources Inc. (OZN: TSX, AMEX) announces that is has closed its previously announced financing whereby IAMGOLD Corporation (IMG: TSX, IAG: NYSE) has purchased 71.4 million common shares of Orezone, on a private placement basis, at a price of Cdn$0.28 per share for total proceeds of approximately Cdn$20 million. IAMGOLD now holds approximately 16.6% of the outstanding common shares of Orezone. Orezone will use $10 million of the proceeds to continue development of the Essakane project and $10 million will be used to fund a new exploration company that will hold the non Essakane assets of Orezone and is being “spun out” to Orezone shareholders pursuant to the previously announced business combination between Orezone and IAMGOLD.

Orezone also announces that it has called a special meeting of shareholders, to be held on February 18, 2009 in Toronto, to consider and if thought fit to approve, the business combination under which Orezone shareholders will receive 0.08 common shares of IAMGOLD plus a pro rata share of the new exploration company for each Orezone share held. A notice of the special meeting and accompanying management information circular and other materials are expected to be mailed on or about January 21, 2009. The transaction is expected to close by the end of February 2009.

Orezone is an explorer and emerging gold producer that owns Essakane and Bomboré, the two largest gold deposits in Burkina Faso, West Africa. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold-producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this new release include statements with respect to the completion of the plan of arrangement, development of the Essakane project and the creation of New Orezone.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, that no labour shortages or delays are incurred, that no material adverse change occurs to either Orezone or IAMGOLD, that court and regulatory approvals are received in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.